UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549-1004

FORM 11-K

__X__ **ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the year ended December 31, 2005

OR

____ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______ to ______.

Commission file number(s): 333-110395, 333-75468 and 333-90540

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN
(Full title of the plan)

Automatic Data Processing, Inc.
One ADP Boulevard, Roseland, New Jersey 07068
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Registrant's telephone number, including area code: (973) 974-

Notices and communications from the Securities and Exchange Commission
Relative to this report should be forwarded to:

James B. Benson
Corporate Vice President, General Counsel and Secretary
Automatic Data Processing, Inc.
One ADP Boulevard
Roseland, New Jersey 07068

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of
Automatic Data Processing, Inc. Retirement and Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Automatic Data Processing, Inc. Retirement and Savings Plan (the "Plan") as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 27, 2006

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS		
INVESTMENTS (NOTE 3):		
Participant directed investments, at fair value	$ 1,597,296,801	$ 1,424,925,691
Participant loans receivable	51,631,628	47,738,617
TOTAL INVESTMENTS	1,648,928,429	1,472,664,308
CASH BALANCE	36,740	-
RECEIVABLES:		
Employer contributions receivable	44,492,745	40,172,600
Participant contributions receivable	3,718,303	3,321,020
Broker receivable for securities sold	2,614,660	-
Interest and dividends receivable	3,146,836	2,402,516
TOTAL RECEIVABLES	53,972,544	45,896,136
TOTAL ASSETS	1,702,937,713	1,518,560,444
LIABILITIES		
Broker payable for securities purchased	1,237,316	1,511,020
Accrued expenses	437,099	797,641
TOTAL LIABILITIES	1,674,415	2,308,661
NET ASSETS AVAILABLE FOR BENEFITS	$ 1,701,263,298	$ 1,516,251,783

See notes to financial statements.

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2005

ADDITIONS:	
Contributions:	
Participant	$ 140,395,444
Employer	44,492,745
Total contributions	184,888,189
Investment income:	
Net appreciation in fair value of investments	72,139,461
Dividend income	16,961,554
Interest income	9,153,409
Net investment income	98,254,424
TOTAL ADDITIONS	283,142,613
DEDUCTIONS:	
Benefits paid to participants	95,752,743
Administrative and general expenses	2,368,972
Other deductions	9,383
TOTAL DEDUCTIONS	98,131,098
INCREASE IN NET ASSETS	185,011,515
NET ASSETS AVAILABLE FOR BENEFITS —	
Beginning of year	1,516,251,783
End of year	$ 1,701,263,298

See notes to financial statements.

1. DESCRIPTION OF PLAN

The following description of the Automatic Data Processing, Inc. ("ADP") Retirement and Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is administered by a three-member committee (the "Administrator") appointed by the Board of Directors of Automatic Data Processing, Inc. (the "Company" or the "Plan Sponsor"). JP Morgan Chase Bank, N.A. ("JP Morgan") serves as custodian of the Plan.

General—The Plan is a defined contribution plan established January 1, 1984 available to all eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions—

Participant Contributions—As defined in the Plan document, effective January 1, 2005, participating employees who are deemed non-highly compensated (employees earning less than $90,000 in 2004), can contribute up to 35% of their compensation, subject to the maximum deferral limits under the Internal Revenue Code ("IRC") (and certain special limits for Puerto Rico residents participating in the Plan). Prior to January 1, 2005, the maximum contribution percentage for non-highly compensated employees was 20%. Participating employees earning more than these amounts ("the highly compensated employees") can only contribute up to the amount determined by the Plan's Committee annually (currently 10% of their compensation). Participants who have attained age 50 before the close of the plan year are eligible to make additional contributions ("catch-up contributions") up to the amount of $4,000 for 2005. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans ("rollover contributions"). Participant contributions during the year ended December 31, 2005 includes $12,440,860 of rollover contributions.

Matching Employer Contributions—The Company contributes an amount equal to forty eight percent of the first six percent of each participant's salary deferral election to the Plan. Once a participant has contributed to the Plan for sixty months, the Company's matching contribution increases to an amount equal to fifty eight percent of the first six percent of a participant's salary deferral election. Participants must be actively employed on December 31 to receive the matching contribution. Matching contributions are not made on the employee catch-up contributions.

Limitations—In addition, there are contribution limitations set forth in the IRC, which the Plan must satisfy.

Participant Accounts— Individual Accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, an allocation of the Company's contribution, and an allocation of Plan gains or losses. Allocations are based on participant earnings or account balances, as defined in the Plan document, at fair market value, and are adjusted daily to reflect the net investment income of these funds. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments — Investments in the Plan consist of various investments which include the ADP Stock Fund, money market funds, privately managed funds and mutual funds.

The JP Morgan Chase Short-Term Investment Fund is a money market fund. The Smith Barney Institutional Cash Management Fund, the Bear Stearns Intermediate Bond Fund, the JP Morgan Balanced Fund, the UBS S&P 500 Index Fund, the Montag & Caldwell Growth Fund, the Trusco Small Cap Growth Fund (which replaced the Brown Advisory Emerging Growth Fund on September 1, 2005) and the American Century Small Cap Value Fund (changed from a mutual fund effective July 1, 2005) are privately managed funds, with underlying investments that include investments in common stock, government bonds, corporate bonds and various other bond issues. The Legg Mason Value Trust Fund and the Julius Baer International Equity Fund are mutual funds.

Participants direct the investment of their contributions and matching employer contributions into ten various investment options offered by the Plan. Matching contribution for all calendar years starting with 2004 are made pursuant to participants' individual investment elections on file as of December 31 of the respective calendar year.

Vesting—Participants are immediately vested in their contributions including salary deferral and rollover contributions. Matching Company contributions are vested as follows:

Less than two years of service from date of hire	0%
Two but less than three years of service from date of hire	50%
Three or more years of service from date of hire	100%

Payment of Benefits—In general, employee and employer contributions must remain in the Plan until the later of the attainment of age 65 or the end of employment. The employee may elect to begin taking in-service distributions anytime after the attainment of age 70.

On termination of service, a participant can receive a lump-sum amount equal to the value of the vested portion of his or her account. Alternatively, he or she can elect to defer payment if the total of the participant's vested account balance is more than $1,000 (effective March 28, 2005, this amount was reduced from $5,000). The balance in the participant's ADP Stock Fund account can be distributed as whole shares of Company common stock ("Company Stock"), or as cash equivalent to the fair market value of the Company Stock at the date of distribution.

Forfeitures—Upon termination of a participant's employment for reasons other than death before the attainment of age 65, the participant will be entitled to receive the vested portion of their account balance. The nonvested portion of the participant's account balance will be forfeited, and will be used to pay plan expenses as well as to reduce the amount of future Company contributions pursuant to the Plan document. The amount of unused forfeitures as of December 31, 2005 and 2004 amounted to $253,699 and $1,039,937, respectively. For the year-ended December 31, 2005, amounts used to reduce employer contributions amounted to $892,279 and amounts used to pay administrative expenses amounted to $596,009.

Participant Loans—Plan participants may borrow funds from their account up to a maximum of $50,000 or 50% of their account balances, whichever is less, subject to certain limits and conditions. Outstanding loans, which are secured by the participant's interest in the Plan, bear interest at rates commensurate with local prevailing rates at the time funds are borrowed, as determined by the Plan Administrator, are generally repaid through payroll deductions or, at the option of the participant, may be prepaid in total. Participants' loan repayments and any interest due are paid into the participants' account.

Transfers in—There were no transfers into the Plan during the 2005 calendar year.

Employee Stock Ownership Plan Component– The Plan was amended effective January 1, 2002, to designate a portion of the Plan as an employee stock ownership plan ("ESOP Component" or "ESOP") which was designed to comply with IRC Section 4975 (e) (7) and the regulations thereunder, and Section 407(d) (6) of ERISA. The ESOP is defined as the portion of the Plan derived from (a) Account balances invested in Company Stock and (b) all contributions made to the Plan after December 31, 2001 as further defined in the Plan amendment. The principal purpose of the ESOP Component is to provide participants an ownership interest in the Company. The following includes main highlights of the ESOP Component. Participants should refer to the Plan document for more information.

Investments in Company Stock – The ESOP Component will be invested primarily in Company Stock. Purchases of Company Stock may be made in the open market or to the extent permitted by law, purchases directly from the Company or shareholders of the Company. All purchases of Company Stock shall be made at prices that do not exceed the fair market value of such Company Stock, as determined by the custodian at the time of purchase.

Dividends on Company Stock – Dividends paid by the Company with respect to shares of Company Stock held by the ESOP Component shall either be paid in cash directly to the participants no later than ninety days after the close of the Plan year in which dividends are paid, or pursuant to the participant's election pursuant, dividends can be reinvested in the ESOP Component. If an election is made by a participant to receive a distribution in cash of dividends paid on Company Stock, then such dividends shall be held in a money market fund pending distribution.

Vesting – A participant will be 100% vested in their salary deferral and rollover contribution accounts and in any dividends paid on or after April 1, 2002 on Company Stock held in accounts.

Payment of Benefits – Payments to participants from the ESOP Component will be made in accordance with provisions as stated in the Plan document and amendments thereto, regarding the payment of benefits from the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies followed by the Plan:

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition—Except as noted below, investments are stated at fair value. Investments which are traded principally on national securities exchanges are valued at the last reported sale price at the close of the business day. The ADP Stock Fund is composed primarily of the ADP Company stock which is valued at quoted market price at the end of the year. The loans to participants are valued at outstanding principal balance which approximates fair value.

The privately managed funds are institutional portfolios managed and valued by the individual investment companies. These portfolios, which have no quoted market values, are offered to the institutional clients and participants of the Plan. The market values of these portfolios are based on the fair values of the publicly traded underlying investments. Fair values of these investments are based on the last sales price (if traded on December 31) or the prevailing bid price (as obtained from sources considered to be reliable by the Trustee of the Plan) at the close of trading on December 31.

All security transactions are accounted for on the date the securities are purchased or sold (trade date).

Interest and dividend income are recorded on the accrual basis. The net change in the difference between market value and cost of investments is reflected as net unrealized gains (losses) on investments in the periods in which such changes occur. Realized gains and losses are recorded as the difference between the original purchase price of the investment and the sale price of the investment on the date of the sale.

Administrative and General Expenses—Management fee and operating expenses charged to the Plan for investments in the mutual funds are deducted from the mutual fund on a daily basis and are reflected in the daily share price. Management fee and operating expenses for the privately managed funds are accrued on a daily basis and are reflected in the daily unitized price and are paid on a quarterly basis. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Fair Value of Other Financial Instruments—The carrying amount of receivables and liabilities approximates fair value.

Risk and Uncertainties- The Plan utilizes various investment instruments including U.S. Government agency securities, debt securities of companies with strong credit ratings from a variety of industries, and in various equity securities, including the Plan Sponsor's common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities, will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Payment of Benefits—Benefits payments to participants are recorded upon distribution. At December 31, 2004, there were no amounts allocated to accounts of individuals who have elected to withdraw from the Plan but have not yet been paid. At December 31, 2004, amounts allocated to accounts of individuals who had elected to withdraw but had not yet been paid totaled $15,742.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Reclassifications— For comparability, certain prior year amounts have been reclassified to conform to the 2005 presentation. Specifically, non-participant directed investments in the amount of $347,805,651 as of December 31, 2004 have been reclassified as participant directed investments.

3. INVESTMENTS

The investments of the Plan as of December 31, 2005 and 2004 are summarized as follows:

Investments, at fair value:

**ADP Stock Fund	$	336,411,330	*	$	344,294,682	*
Legg Mason Value Trust Fund		309,393,860	*		288,744,522	*
Julius Baer International Equity Fund		185,875,412	*		122,759,934	*
**J.P. Morgan Balanced Fund		160,680,177	*		143,386,141	*
Bear Stearns Intermediate Bond Fund		144,923,978	*		142,285,390	*
Trusco Small Cap Growth Fund		121,498,074	*		-	*
UBS S&P 500 Index Fund		118,872,803	*		104,560,034	*
Smith Barney Institutional Cash Management Fund		109,161,673	*		89,079,326	*
Montag & Caldwell Growth Fund		66,023,347			48,248,761	
American Century Small Cap Value Fund		42,195,056			19,112,620	
**J.P. Morgan U.S. Government		2,103,056			3,510,969	
**J.P. Morgan Cash Investment Fund		158,035			124,175	
Brown Advisory Emerging Growth Fund		-			118,819,137	
Total investments	$	1,597,296,801		$	1,424,925,691	

* Investments held that represent five percent or more of the Plan's net assets available for benefits at the end of each of the respective years

** Permitted party-in-interest

Net appreciation (depreciation) in fair value of Plan investments for the year ended December 31, 2005 is summarized below:

Legg Mason Value Trust Fund	$ 18,429,066
Julius Baer International Equity Fund	16,878,993
ADP Stock Fund	12,024,347
J.P. Morgan Balanced Fund	8,970,361
UBS S&P 500 Index Fund	5,719,922
Brown Advisory Emerging Growth Fund	5,330,489
Montag & Caldwell Growth Fund	2,809,942
Trusco Small Cap Growth Fund	2,490,430
American Century Small Cap Value Fund	2,318,770
Bear Stearns Intermediate Bond Fund	(2,832,831)
Smith Barney Institutional Cash Management Fund	(28)
Net appreciation in fair value of investments	$ 72,139,461

4. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2005 and 2004, the Plan held 7,330,820 and 7,763,127 shares, respectively, of common stock of Automatic Data Processing, Inc., the sponsoring employer, with a cost basis of $285,041,701 and $299,235,623, respectively. For the year ended December 31, 2005, the Plan recorded dividend income in the amount of $4,962,727 from participants' investments in the ADP Stock Fund.

Certain Plan investments are shares of mutual funds and money market funds managed by JP Morgan. JP Morgan is the custodian of the Plan, as defined by the Plan.

Certain employees and officers of the Company, who may also be participants in the Plan, perform administrative services to the Plan at no cost to the Plan.

These party-in-interest transactions are not deemed prohibited because they are covered by statutory and administrative exemptions from the IRC, the rules thereunder, and from the prohibited transactions provisions of ERISA.

5. PLAN TERMINATION

Although the Company has not expressed any intention to do so, it has the right under the provisions of the Plan to discontinue its contributions at any time by amending or terminating the Plan subject to the provisions of ERISA. However, upon full or partial termination of the Plan, each participant who is then an employee of the Company shall become 100% vested in his or her employer matching contribution Fund account, and shall not be subjected to forfeiture. Furthermore, no amendment shall decrease a participant's vested interest under the Plan at the effective date of such amendment.

6. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated August 9, 2002 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and Plan management believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

* * * * * *

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN

Plan Number 002
Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005

	Description	Number of Shares	Current Value
ADP STOCK FUND			
*Automatic Data Processing, Inc. Common Stock	Common Stock	7,330,820	$ 336,411,330
SHORT TERM INVESTMENT FUND			
*J.P. Morgan U.S. Gov't Short Term Inv.	Money Market	2,103,056	2,103,056
TOTAL ADP STOCK FUND			$ 338,514,386
BALANCED FUND			
*J.P. Morgan Balanced Fund	Privately Managed Account	6,828,737	$ 160,680,177
S&P 500 INDEX FUND			
UBS S&P 500 INDEX FUND	Privately Managed Account	7,600,563	$ 118,872,803
INTERNATIONAL EQUITY FUND			
Julius Baer International Equity Fund	Mutual Fund	5,148,903	$ 185,875,412
MONEY MARKET FUND			
Smith Barney Institutional Cash Management Fund	Privately Managed Account	109,161,673	$ 109,161,673
VALUE TRUST FUND			
Legg Mason Value Trust Fund	Mutual Fund	4,090,888	$ 309,393,860
SHORT TERM INVESTMENT FUND			
*J.P. Morgan Cash Investment Fund	Money Market	158,035	$ 158,035

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005

Description	Rate of Interest	Maturity Date	Par Value	Current Value
BEAR STEARNS INTERMEDIATE BOND FUND				
Government Bonds:				
FED HM LN MTG CORP	4.00%	6/12/2013	8,000,000	$ 7,563,120
FEDERAL FARM CR BKS CONS	3.21%	12/12/2006	5,000,000	4,929,260
FEDERAL HOME LN BKS CONS	3.63%	11/14/2008	5,000,000	4,850,165
FEDERAL HOME LN MTG CORP MTN CALL	3.03%	6/11/2008	5,000,000	4,803,775
FEDERAL HOME LN MTG CORP	FLOATING	11/17/2006	3,000,000	2,968,425
FEDERAL HOME LOAN BANK	4.10%	6/13/2008	2,800,000	2,758,078
FEDERAL HOME LOAN BANK	4.60%	4/11/2008	1,250,000	1,245,235
FEDERAL NATL MTG ASSN	4.25%	9/28/2007	2,250,000	2,227,984
FEDERAL NATL MTG ASSN	4.63%	6/1/2010	3,050,000	3,001,609
US T-NOTE 0.03375 40071 99.0422	3.38%	9/15/2009	10,000,000	9,666,020
US TREASURY N/B 3.375 BDS	3.38%	2/15/2008	14,000,000	13,711,796
US TREASURY BDS 3% NTS	3.00%	11/15/2007	2,500,000	2,437,695
US TREASURY NTS 3.375 TIPS	FLOATING	1/15/2007	4,500,000	5,698,631
USA TREASURY NTS 3.375 NTS	3.38%	12/15/2008	14,500,000	14,100,685
USA TREASURY NTS 4.25 NTS	4.25%	8/15/2013	4,250,000	4,211,984
USA TREASURY NTS 4.75 NTS	4.75%	5/15/2014	10,000,000	10,243,360
USA TREASURY NTS 0.05 NTS	5.00%	2/15/2011	2,250,000	2,317,412
				96,735,233
Mortgage Backed Security Bonds:				
FHLMC MORTPASS ARM 1B	FLOATING	12/1/2034	706,289	695,146
FHLMC MORTPASS ARM 1B	FLOATING	12/1/2034	735,545	722,645
FHLMCGLD MORTPASS 4.5 M9	4.50%	2/1/2009	1,198,138	1,180,954
FHLMCGLD MORTPASS 4.5 M8	4.50%	1/1/2011	2,113,939	2,076,235
FHLMCGLD MORTPASS 4.5 M9	4.50%	3/1/2009	574,321	566,083
FHLMCGLD MORTPASS 4.5 M9	4.50%	9/1/2007	723,791	719,444
FHLMCGLD MORTPASS 6.0 C0	6.00%	12/1/2031	244,478	247,525
FNMA MORTPASS ARM LB PN#779	FLOATING	7/1/2034	739,055	728,403
FNMA MORTPASS ARM LB PN#778	FLOATING	6/1/2034	680,044	666,047
FNMA MORTPASS ARM LB PN#725	FLOATING	5/1/2034	417,234	407,828
FNMA MORTPASS ARM LB PN#781	FLOATING	10/1/2034	244,484	240,991
FNMA MORTPASS 5.5 CX PN#25	5.50%	7/1/2009	292,374	292,717
FNMA MORTPASS 6.0 CX PN#3238	6.00%	7/1/2006	49,741	49,849
FNMA MORTPASS 6.0 CL PN#7476	6.00%	11/1/2033	2,000,353	2,021,238
				10,615,104

(Continued)

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN

Plan Number 002
Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005

Description	Rate of Interest	Maturity Date	Par Value	Current Value
Corporate Bonds:				
METROPOLITAN LIFE GLOBAL FUNDING TRM NTS	2.600 %	6/19/2008	1,700,000	1,602,986
BERKSHIRE HATHAWAY FINANCE CORP	4.125	1/15/2010	1,750,000	1,700,536
CITIGROUP INC 3.5%	3.500	2/1/2008	2,000,000	1,947,118
HOME DEPOT INC 4.625	4.625	8/15/2010	1,750,000	1,738,805
MONUMENTAL GLOBAL FUNDING II 3.9% BDS	3.900 %	6/15/2009	1,750,000	1,692,080
ALLSTATE LIFE GLOBAL FDG	3.500	7/30/2007	1,250,000	1,223,685
ATLANTIC RICHFIELD CORP NTS	5.900	4/15/2009	1,550,000	1,608,592
BANK OF AMERICA CORP BDS	5.875	2/15/2009	1,500,000	1,540,610
CHEVRONTEXCO CAPOTAL CO	3.375 %	2/15/2008	2,000,000	1,945,788
FIFTH THIRD BANK DTD 7/29/03 DUE 8/15/08	3.375	8/15/2008	1,750,000	1,686,407
GECC 5.375%	5.375	3/15/2007	2,000,000	2,012,562
MERCK & CO INC.	2.500	3/30/2007	1,500,000	1,453,992
PRINCIPAL LIFE INC FDG	3.200	4/1/2009	1,205,000	1,148,910
PROCTER & GAMBLE CO	6.875	9/15/2009	1,675,000	1,790,061
PROTECTIVE LIFE SECD TR	4.000	10/7/2009	1,750,000	1,703,968
WAL-MART STORES INC	6.875	8/10/2009	1,750,000	1,862,485
WORLD SAVINGS BANK	4.125	12/5/2009	1,750,000	1,703,578
				28,362,162
Asset Backed Bonds:				
GS AUTO LOAN TRUST WER 2004-1 CLAS A4	2.650	5/15/2011	1,125,000	1,089,675
NAVISTAR FINANCIAL CORP OWNER TRUST	2.240	11/15/2009	1,750,000	1,708,807
MBNA MASTER CREDIT 5.75% CMO	5.750	10/15/2008	1,100,000	1,104,187
RENAISSANCE HOME EQUITY LOAN TRUST SER 2	FLOATING	5/25/2035	1,050,000	1,030,424
				4,933,094
CMO/REMIC Bond Issues:				
JP MORGAN MORTGAGE TRUST 2005-A8 2-A-6 V	FLOATING	11/25/2035	1,000,000	986,875
GSAMP TRUST 2004-HE2	4.316	11/25/2034	1,400,000	1,377,173
				2,364,048
Discounted Notes:				
FEDL HOME LOAN BK CONS	0.000	1/3/2006	1,250,000	1,249,757
				1,249,757
Short Term Investment Fund:				
(VAN 17) JPMORGAN US GOV'T	Variable	12/31/2049	664,581	664,581
				664,581
TOTAL BEAR STEARNS INTERMEDIATE BOND FUND				144,923,978

(Continued)

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN

Plan Number 002
Plan Sponsor EIN 22-1467904

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005

	Description	Number of Shares	Current Value
MONTAG & CALDWELL GROWTH FUND			
EBAY INC COM	Common Stock	51,500	2,227,375
HEWLET PACKARD CO COM	Common Stock	34,800	996,324
JUNIPER NETWORKS COM STK	Common Stock	72,200	1,610,060
MAXIM INTEGRATED PRODUCTS COM STK	Common Stock	40,800	1,478,592
PAYCHEX INC COM STK	Common Stock	48,000	1,829,760
AMGEN INC STK	Common Stock	33,000	2,602,380
CAREMARK RX INC COM STK	Common Stock	18,300	947,757
COLGATE-PALMOLIVE CO COM STK	Common Stock	31,700	1,738,745
ESTEE LAUDER COMPANIES INC CLASS 'A' COM	Common Stock	31,100	1,041,228
GENENTECH INC COM	Common Stock	30,600	2,830,500
HALLIBURTON CO COM STK	Common Stock	52,800	3,271,488
JOHNSON & JOHNSON COM STK	Common Stock	33,200	1,995,320
LILLY(ELI) & CO COM STK	Common Stock	42,300	2,393,757
MEDTRONIC INC COM	Common Stock	37,400	2,153,118
NIKE INC CLASS'B' COM STK	Common Stock	19,800	1,718,442
PEPSICO INC	Common Stock	37,900	2,239,132
PROCTER & GAMBLE CO COM STK	Common Stock	56,305	3,258,933
STRYKER CORP COM STK	Common Stock	40,900	1,817,187
BAKER HUGHES INC COM STK	Common Stock	24,600	1,495,188
CONOCOPHILLIPS COM	Common Stock	28,300	1,646,494
GENERAL ELECTRIC CO. COM STK	Common Stock	65,700	2,302,785
SCHLUMBERGER COM STK	Common Stock	33,000	3,205,950
AMER EXPRESS CO COM	Common Stock	40,300	2,073,838
AMER INTL GRP COM	Common Stock	15,100	1,030,273
ILLINOIS TOOL WORKS INC	Common Stock	11,800	1,038,282
3M COMPANY COM	Common Stock	21,900	1,697,250
BED BATH AND BEYOND	Common Stock	31,900	1,153,185
COSTCO WHOLESALE CORP COM STK	Common Stock	14,100	697,527
KOHLS CORPORATION COM STK	Common Stock	33,700	1,637,820
MCDONALD'S CORP COM STK	Common Stock	65,400	2,205,288
MICROSOFT CORP COM	Common Stock	74,200	1,940,330
OMNICOM GROUP INC COM	Common Stock	15,900	1,353,567
QUALCOMM INC COM	Common Stock	33,700	1,451,796
UNITED PARCEL SERVICE INC CLASS'B' COM ST	Common Stock	26,500	1,991,475
			$ 63,071,146

(Continued)

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005

	Description	Number of Shares	Current Value
Short Term Investment Fund:			
(VAN 17) JPMORGAN US GOV'T	Money Market	2,952,200	2,952,200
TOTAL MONTAG & CALDWELL GROWTH FUND			$ 66,023,347

TRUSCO SMALL CAP GROWTH FUND

	Description	Number of Shares	Current Value
AARON RENTS INC COM VTG USD0.5	Common Stock	29,400	619,752
ADVENT SOFTWARE INC COM USD0.01	Common Stock	20,200	583,982
AEROFLEX INC USD0.10	Common Stock	76,900	826,675
AFFILIATED MANAGERS GROUP INC COM STK US	Common Stock	7,700	617,925
AIRTRAN HLDGS INC COM STK USD0.001	Common Stock	40,600	650,818
ALERIS INTERNATIONAL INC COM STK USD0.10	Common Stock	22,495	725,239
AMEDISYS INC COM STK USD0.001	Common Stock	18,800	794,112
AMERICAN RETIREMENT CORP COM STK USD0.01	Common Stock	11,000	276,430
AMERICAN SAFETY INSURANCE GRP COM STK US	Common Stock	13,500	225,855
AMICAS INC COM STK	Common Stock	67,000	332,320
ANSOFT CORP COM STK USD0.01	Common Stock	14,500	493,725
ANSYS INC COM STK USD0.01	Common Stock	13,900	593,391
ARCH CAPITAL GROUP COM STK USD0.01	Common Stock	11,100	607,725
ARENA PHARMACEUTICALS INC COM STK USD0.0	Common Stock	62,500	888,750
ARGON ST INC COM STK NPV	Common Stock	16,200	501,876
ARKANSAS BEST CORP COM STK USD0.01	Common Stock	12,000	524,160
ART TECHNOLOGY GROUP INC COM STK USD0.01	Common Stock	85,289	167,166
ASPECT MEDICAL SYSTEMS INC COM STK USD0.	Common Stock	31,500	1,082,025
ASTA FUNDING INC COM STK USD0.01	Common Stock	8,541	233,511
ASV INC COM STK USD0.01	Common Stock	21,441	535,596
ATMI INC COM STK USD0.01	Common Stock	14,903	416,837
BENTLEY PHARMACEUTICALS INC COM STK USD0	Common Stock	41,244	676,814
BJS WHOLESALE CLUB INC COM STK USD0.01	Common Stock	17,700	523,212
BLACK BOX CORP COM STK USD0.001	Common Stock	18,000	852,840
BLACKBOARD INC COM	Common Stock	16,900	489,762

(Continued)

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005

TRUSCO SMALL CAP GROWTH FUND (Cont'd)

	Description	Number of Shares	Current Value
BOTTOMLINE TECHNOLOGIES COM STK USD0.001	Common Stock	57,200	630,344
BUCKLE COM STK USD0.05	Common Stock	14,400	464,256
BUILDERS FIRSTSOURCE INC COM STK USD0.01	Common Stock	36,100	771,457
CACHE INC COM STK USD0.01	Common Stock	16,627	287,980
CACI INTL INC CLASS A COM	Common Stock	4,600	263,948
CALAMP CORP	Common Stock	19,286	202,310
CARPENTER TECHNOLOGY CORP COM STK USD5	Common Stock	11,300	796,311
CARRIER ACCESS CORP COM STK USD0.001	Common Stock	74,000	365,560
CARTERS INC COM STK USD0.01	Common Stock	12,000	706,200
CATO CORP CLASS'A'COM STK USD0.03 1/3	Common Stock	8,100	173,745
CAVCO INDUSTRIES INC COM STK USD0.01	Common Stock	10,856	415,568
CENTRAL EUROPEAN DISTRIBUTION CORP COM S	Common Stock	16,600	666,324
CENTRAL PAC FINL CORP COM	Common Stock	10,200	366,384
CERADYNE INC COM STK USD0.01	Common Stock	18,800	823,440
CHAMPION ENTERPRISES INC COM STK USD1	Common Stock	46,200	629,244
CHATTEM INC COM STK NPV	Common Stock	11,900	433,041
CHECKPOINT SYSTEMS COM STK USD0.10	Common Stock	10,100	248,965
CHIQUITA BRANDS INTERNATIONAL INC COM ST	Common Stock	16,443	329,024
CLICK COMM INC COM NEW	Common Stock	40,900	859,718
COLDWATER CREEK COM STK USD0.01	Common Stock	17,696	540,259
COMMERCIAL METALS CO COM STK USD5	Common Stock	4,800	180,192
CONNS INC COM STK USD0.01	Common Stock	13,400	494,058
COPART INC COM STK NPV	Common Stock	34,500	795,570
CORE LABORATORIES NV EUR0.01	Common Stock	16,600	620,176
CORN PRODUCTS INTERNATIONAL INC COM STK	Common Stock	21,370	510,529
CORRECTIONS CORPORATIONS OF AMERICA COM	Common Stock	14,200	638,574
CRAFTMADE INTERNATIONAL INC COM STK USD0	Common Stock	13,600	272,136
CREDENCE SYSTEMS CORP COM STK USD0.001	Common Stock	63,500	441,960
CREE INC COM STK USD0.005	Common Stock	21,900	552,756
CUBIST PHARMACEUTI COM USD0.001	Common Stock	27,300	580,125
CYMER INC COM STK USD0.001	Common Stock	15,389	546,463
CYPRESS SEMICONDUCTOR CORP COM STK USD0.	Common Stock	47,700	679,725
DIGITAL RIVER INC COM STK USD0.01	Common Stock	21,100	627,514
DITECH COMMUNICATIONS CORP COM STK USD0.	Common Stock	46,200	385,770
DOVER DOWNS GAMING & ENTERTAINMENT COM S	Common Stock	22,500	318,375
DRESS BARN INC COM STK USD0.05	Common Stock	19,100	737,451

(Continued)

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005

TRUSCO SMALL CAP GROWTH FUND (Cont'd)

	Description	Number of Shares	Current Value
DYCOM INDUSTRIES COM STK USD0.333	Common Stock	25,700	565,400
ECOLLEGE.COM INC COM STK USD0.01	Common Stock	24,100	434,523
EDO CORP COM STK USD1	Common Stock	20,700	560,142
ELKCORP COM STK USD1	Common Stock	18,900	636,174
EMCOR GROUP COM STK USD0.01	Common Stock	6,200	418,686
ENCORE CAPITAL GROUP INC	Common Stock	19,100	331,385
ENCORE WIRE CORP COM STK USD0.01	Common Stock	38,100	867,156
ENTRUST INC COM STK USD0.01	Common Stock	112,800	545,952
EPICOR SOFTWARE CORP COM STK USD0.001	Common Stock	29,300	414,009
ESTERLINE TECHNOLOGIES CORP COM STK USD0	Common Stock	15,600	580,164
EURONET WORLDWIDE INC COM STK USD0.02	Common Stock	8,300	230,740
FEI CO COM STK NPV	Common Stock	25,300	485,001
FIRST BANCORP PUERTO RICO COM STK USD1	Common Stock	16,300	202,283
FIRST CITIZENS BANCSHARES INC NRTH CLASS	Common Stock	2,600	453,492
FIRST COMMUNITY BANCORP(CA) COM STK NPV	Common Stock	5,900	320,783
FIRST NIAGARA FINANCIAL GROUP INC COM	Common Stock	33,200	480,404
FIRSTFED FINANCIAL CORP COM STK USD0.01	Common Stock	10,000	545,200
FLOW INTERNATIONAL COM STK USD0.01	Common Stock	103,600	872,312
FOUNDATION COAL HLDGS INC COM STK USD0.0	Common Stock	9,100	345,800
FRANKLIN BANK CORP DEL COM STK USD0.01	Common Stock	14,100	253,659
GARDNER DENVER INC COM STK USD0.01	Common Stock	12,100	596,530
GENERAL CABLE CORP COM STK USD0.01	Common Stock	42,600	839,220
GENESCO INC COM STK USD1	Common Stock	20,000	775,800
GENLYTE GROUP INC COM STK USD0.01	Common Stock	18,000	964,260
GEVITY HR INC COM USD0.01	Common Stock	33,100	851,332
GIBRALTAR INDS INC COM USD0.01	Common Stock	10,000	229,400
GOTTSCHALKS INC COM STK USD0.01	Common Stock	23,100	194,733
GREATER BAY BANCORP COM STK NPV	Common Stock	13,700	350,994
GRIFFON CORP COM STK USD0.25	Common Stock	23,700	564,297
GUITAR CENTERS INC COM STK USD0.01	Common Stock	8,100	405,081
HEADWATERS INC COM STK USD0.001	Common Stock	17,800	630,832
HELIX ENERGY SOLUTIONS GRP INC COM	Common Stock	17,300	620,897
HI-TECH PHARMACAL COM STK USD0.01	Common Stock	11,647	515,846
HOLOGIC INC COM STK USD0.01	Common Stock	18,000	682,560
HORNBECK OFFSHORE SERVICES INC COM STK U	Common Stock	3,800	124,260
HUTCHINSON TECHNOLOGY INC COM STK USD0.0	Common Stock	10,561	300,460

(Continued)

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005

TRUSCO SMALL CAP GROWTH FUND (Cont'd)

	Description	Number of Shares	Current Value
Common Stock			
HYPERION SOLUTIONS CORP COM STK USD0.001	Common Stock	20,400	730,728
ICU MEDICAL INC COM STK USD0.10	Common Stock	6,600	258,786
ILLUMINA INC COM STK USD0.01	Common Stock	23,500	331,350
INFINITY PROPERTY & CASUALTY CORP COM NP	Common Stock	20,100	747,921
INFOCROSSING INC COM STK USD0.01	Common Stock	23,700	204,057
INTEGRATED DEVICE TECHNOLOGY COM STK USD	Common Stock	48,600	640,548
INTRALASE CORP COM STK NPV	Common Stock	30,131	537,236
IRIS INTERNATIONAL INC COM STK USD0.01	Common Stock	22,000	480,920
ITURAN LOCATION & CONTROL ILS0.333	Common Stock	31,800	507,210
JOS A BANK CLOTHIERS COM STK USD0.01	Common Stock	23,600	1,024,476
JUPITERMEDIA CORP COM	Common Stock	40,800	603,024
K-SWISS INC CLASS'A'COM STK USD0.01	Common Stock	18,000	583,920
KEMET CORP COM STK USD0.01	Common Stock	11,900	84,133
KOPIN CORP COM STK USD0.01	Common Stock	96,716	517,431
LABOR READY INC COM STK NPV	Common Stock	23,900	497,598
LHC GROUP INC COM STK USD0.01	Common Stock	21,320	371,608
LIFECELL CORP COM STK USD0.001	Common Stock	23,800	453,866
LIFEPOINT HOSPITALS INC COM STK USD0.01	Common Stock	16,300	611,250
LIVEPERSON INC COM STK USD0.001	Common Stock	41,900	235,059
LUBYS INC USD0.32	Common Stock	35,600	473,480
M-SYSTEMS FLASH DISK PIONEERS COM STK NP	Common Stock	16,000	529,920
MADDEN(STEVEN) COM STK USD0.0001	Common Stock	14,500	423,835
MAGMA DESIGN AUTOMATION INC COM STK USD(	Common Stock	41,900	352,379
MARTEK BIOSCIENCES CORP COM STK USD0.10	Common Stock	10,730	264,065
MARTEN TRANSPORT COM STK USD0.01	Common Stock	15,200	276,944
MATRIA HEALTHCARE INC COM STK USD0.01	Common Stock	7,400	286,824
MATRIXX INITATIVES INC	Common Stock	7,000	146,650
MERGE TECHNOLOGIES INC COM STK USD0.01	Common Stock	12,000	300,480
MERIDIAN BIOSCIENCE INC COM COM STK NPV	Common Stock	23,500	473,290
METROLOGIC INSTRUMENTS INC COM STK USD0.	Common Stock	39,500	760,770
MICROTUNE INC COM STK USD0.001	Common Stock	88,700	369,879
MIKOHN GAMING CORPORATION COM STK USD0.1	Common Stock	57,900	571,473
MILLER(HERMAN) INC COM STK USD0.20	Common Stock	20,400	575,076
MIPS TECHNOLOGIES INC CLASS A COM STK US	Common Stock	31,034	176,273

(Continued)

TRUSCO SMALL CAP GROWTH FUND (Cont'd)

	Description	Number of Shares	Current Value
Common Stock			
MOBILE MINI COM STK USD0.01	Common Stock	17,500	829,500
MODINE MANUFACTURING CO COM STK USD0.625	Common Stock	8,200	267,238
MOLDFLOW CORP COM STK USD0.01	Common Stock	31,700	441,898
MUELLER INDUSTRIES INC COM STK USD0.01	Common Stock	12,200	334,524
NATUS MEDICAL INC COM STK USD0.001	Common Stock	36,100	582,654
NAVIGANT CONSULTING INC COM STK USD0.001	Common Stock	22,200	487,956
NCI BUILDING SYSTEMS INC COM STK USD0.01	Common Stock	14,100	598,968
NEOWARE INC COM STK USD0.001	Common Stock	6,000	139,800
NETGEAR INC COM STK USD0.001	Common Stock	26,400	508,200
NETLOGIC MICROSYSTEMS INC COM STK USD0.0	Common Stock	24,600	670,104
NOBLE INTERNATIONAL LD COM STK NPV	Common Stock	786	16,380
OCEANEERING INTERNATIONAL INC COM STK US	Common Stock	6,800	338,504
ORBOTECH ORD ILS0.14	Common Stock	21,100	505,767
PACER INTL INC COM	Common Stock	21,300	555,078
PACKETEER INC COM STK USD0.001	Common Stock	53,900	418,803
PALOMAR MEDICAL TECHNOLOGIES INC COM STK	Common Stock	25,000	876,000
PANERA BREAD COMPANY CLASS'A'COM STK USD	Common Stock	11,400	748,752
PARLUX FRAGRANCES COM STK USD0.01	Common Stock	660	20,150
PER-SE TECHNOLOGIES INC COM STK USD0.01	Common Stock	41,500	969,440
PERFORMANCE TECHNOLOGIES INC COM STK USD	Common Stock	44,400	363,636
PETMED EXPRESS INC COM STK USD0.001	Common Stock	38,870	550,788
PHILLIPS VAN HEUSEN CORP COM STK USD1	Common Stock	23,100	748,440
PHOENIX COMPANIES INC COM STK USD0.01	Common Stock	31,600	431,024
PHOTRONICS INC COM STK USD0.01	Common Stock	30,600	460,836
PIPER JAFFRAY COMPANIES COM STK USD0.01	Common Stock	13,200	533,280
PLATINUM UNDERWRITERS HLDGS LTD SHS	Common Stock	23,300	723,931
PORTALPLAYER INC COM STK USD1	Common Stock	11,500	325,680
POWER INTEGRATIONS INC COM STK USD0.001	Common Stock	24,400	580,964
POWER ONE INC COM STK USD0.001	Common Stock	87,100	524,342
PRESSTEK INC COM STK USD0.01	Common Stock	63,900	577,656
PRICELINE.COM INC COM USD 0.008	Common Stock	25,900	578,088
PROTEIN DESIGN COM STK USD0.01	Common Stock	40,700	1,156,694
PROVIDENCE SERVICE CORP COM STK USD0.001	Common Stock	21,200	610,348
PW EAGLE INC COM STK USD0.01	Common Stock	9,739	199,650

(Continued)

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005

TRUSCO SMALL CAP GROWTH FUND (Cont'd)

	Description	Number of Shares	Current Value
<u>Common Stock</u>			
R & G FINANCIAL CORP CLASS'B'COM STK USD	Common Stock	16,921	223,357
RADIANT SYSTEMS INC COM STK USD0.001	Common Stock	48,191	586,003
RADVISION ORD ILS0.10	Common Stock	38,400	636,776
RADYNE CORP COM STK USD0.002	Common Stock	48,600	708,102
RARE HOSPITALITY INC COM STK NPV	Common Stock	9,500	288,705
REALNETWORKS INC COM STK USD0.001	Common Stock	64,700	502,072
RLI CORP COM STK USD1	Common Stock	9,056	451,623
ROCKY SHOES & BOOTS INC COM STK NPV	Common Stock	24,500	596,820
ROGERS CORP CAP STK USD1	Common Stock	11,200	438,816
SANTANDER BANCORP COM STK USD2.5	Common Stock	3,300	82,896
SAUER-DANFOSS INC COM STK USD0.01	Common Stock	19,057	358,462
SCIENTIFIC GAMES CLASS'A'COM USD0.01	Common Stock	17,400	474,672
SECURE COMPUTING CORP COM STK USD0.01	Common Stock	33,900	415,614
SELECTIVE INSURANCE GROUP COM USD2	Common Stock	13,600	722,160
SEMTECH CORP COM STK USD0.01	Common Stock	35,400	646,404
SEROLOGICAL CORP COM STKUSD0.01	Common Stock	35,200	694,848
SFBC INTERNATIONAL INC COM STK USD0.001	Common Stock	29,200	467,492
SILGAN HLDGS INC COM STK USD0.01	Common Stock	10,400	375,648
SIMPSON MFG CO INC COM STK USD0.01	Common Stock	12,300	447,105
SONICWALL INC COM STK NPV	Common Stock	33,415	264,647
SOUTH FINANCIAL GROUP INC COM STK USD1	Common Stock	10,445	287,655
SPORTSMANS GUIDE INC COM STK USD0.01	Common Stock	12,593	300,343
STEINER LEISURE COM STK USD0.01	Common Stock	15,900	565,404
STELLENT INC COM STK USD0.01	Common Stock	56,000	556,080
STRIDE RITE CORP COM STK USD0.25	Common Stock	34,700	470,532
SUPERIOR ENERGY SERVICES INC COM STK USD	Common Stock	21,300	448,365
SURMODICS INC COM STK USD0.05	Common Stock	22,100	817,479
TALX CORP COM STK USD0.01	Common Stock	16,900	772,499
TARRANT APPAREL GROUP COM STK NPV	Common Stock	10,211	10,824
TEKELEC INC COM STK NPV	Common Stock	39,085	543,282
TETRA TECHNOLOGIES COM STK USD0.01	Common Stock	16,900	515,788
TEXAS INDUSTRIES INC COM STK USD1	Common Stock	15,100	752,584
THIRD WAVE TECHNOLOGIES COM STK NPV	Common Stock	75,800	225,884
THORATEC CORPORATION COM STK NPV	Common Stock	27,900	577,251

(Continued)

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005

	Description	Number of Shares	Current Value
TRUSCO SMALL CAP GROWTH FUND (Cont'd)			
ADR			
NICE SYSTEMS ADR EACH REPR 1 ORD ILS1	ADR	19,600	943,936
O2 MICRO INTERNATIONAL SPONSORED ADR EAC	ADR	22,700	231,086
Total ADR			**1,175,022**
Cash Equivalents			
STIF			
(VAN 17) JPMORGAN US GOVT	STIF	2,655,259	2,655,259
Total STIF			**2,655,259**
TOTAL TRUSCO SMALL CAP GROWTH FUND			**121,498,074**
AMERICAN CENTURY SMALL CAP VALUE FUND			
Common Stock			
ABM INDUSTRIES INC COM STK	Common Stock	5,100	99,705
ACUITY BRANDS COM STK	Common Stock	2,800	89,040
ADAPTEC INC COM STK	Common Stock	10,900	63,438
ADVO INC COM STK	Common Stock	3,200	90,176
AEROFLEX INC	Common Stock	8,700	93,525
AGL RESOURCES USD5	Common Stock	2,400	83,544
ALBANY INTERNATIONAL CORP CLASS 'A' COM STK	Common Stock	2,800	101,248
ALEXANDER & BALDWIN INC COM STK	Common Stock	3,200	173,568
ALLIANCE IMAGING INC COM STK	Common Stock	15,290	90,976
ALLIANT TECHSYSTEMS INC COM STK	Common Stock	2,700	205,659
ALPHA NATURAL RESOURCES COM STK	Common Stock	11,500	220,915
AMERICAN EQUITY INVT LIFE HLDG CO COM ST	Common Stock	5,000	65,250
AMERUS GROUP COM STK	Common Stock	3,600	204,012
AMSURG CORP COM STK	Common Stock	6,500	148,590
ANDREW CORP COM STK	Common Stock	10,000	107,300
APPLIED FILMS CORP SOM STK	Common Stock	4,300	89,311
APRIA HEALTHCARE GROUP COM STK	Common Stock	3,986	96,102
APTARGROUP INC COM STK	Common Stock	2,100	109,620
ARKANSAS BEST CORP COM STK	Common Stock	2,800	122,304

(Continued)

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005

AMERICAN CENTURY SMALL CAP VALUE FUND (Cont'd)

Common Stock

	Description	Number of Shares	Current Value
ARLINGTON TANKERS LTD COM STK	Common Stock	11,000	239,250
ARROW INTERNATIONAL INC COM STK	Common Stock	2,900	84,071
ARVINMERITOR INC COM STK	Common Stock	7,700	110,803
ASPEN INSURANCE HLDGS COM STK	Common Stock	12,700	300,609
ASSET ACCEPTANCE CAPITAL CORP COM STK	Common Stock	4,400	98,824
ATMOS ENERGY CORP COM STK	Common Stock	4,000	104,640
BANCORPSOUTH INC COM	Common Stock	5,800	128,006
BANTA CORP COM STK	Common Stock	2,600	129,480
BASIC ENERGY SERVICES INC COM STK	Common Stock	3,249	64,818
BEAZER HOMES USA INC COM STK	Common Stock	900	65,556
BELDEN CDT INC COM STK	Common Stock	4,500	109,935
BEMIS CO INC COM STK	Common Stock	16,200	451,494
BENCHMARK ELECTRONICS INC COM STK	Common Stock	7,300	245,499
BIOSITE INC COM STK	Common Stock	2,194	123,500
BJ'S WHOLESALE CLUB INC COM STK	Common Stock	2,800	82,768
BOB EVANS FARMS INC COM STK	Common Stock	2,800	64,568
BORDERS GROUP INC COM STK	Common Stock	12,400	268,708
BRIGGS & STRATTON CORP COM STK	Common Stock	11,400	442,206
BRINK'S COMPANY BRINKS GROUP COM STK	Common Stock	800	38,328
CAL DIVE INTL INC COM STK	Common Stock	6,400	229,696
CASEY'S GENERAL STORES INC COM STK	Common Stock	2,700	66,960
CBRL GROUP INC COM STK	Common Stock	2,500	87,875
CCOHERENT INC COM STK	Common Stock	3,200	94,976
CEC ENTERTAINMENT COM STK	Common Stock	9,400	319,976
CENTRAL GARDEN & PET CO COM STK	Common Stock	2,000	91,880
CHEMICAL FINANCIAL CORP COM STK	Common Stock	6,000	190,560
CHITTENDEN CORP COM STK	Common Stock	7,600	211,356
CHRISTOPHER & BANKS CORP COPM STK	Common Stock	10,800	202,824
CIMAREX ENERGY CO COM STK	Common Stock	12,000	516,120
COLUMBIA SPORTSWEAR CO COM STK	Common Stock	2,900	138,417
COMMUNITY HEALTH SYSTEMS INC (NEW) COM STK	Common Stock	4,500	172,530
COMONWEALTH TELEPHONE ENTERPRISES COM STK	Common Stock	4,000	135,080
COMPASS MINERALS INTERNATIONAL INC COM	Common Stock	5,100	125,154
COMPUWARE CORP COM STK	Common Stock	7,300	65,481
COOPER TIRE & RUBBER CO SOM STK	Common Stock	13,500	206,820

(Continued)

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005

AMERICAN CENTURY SMALL CAP VALUE FUND (Cont'd)

Common Stock

	Description	Number of Shares	Current Value
CORN PRODUCTS INTERNATIONAL INC COM STK	Common Stock	7,100	169,619
CRANE CO COM STK	Common Stock	6,000	211,620
CULLEN FROST BANKERS COM STK	Common Stock	3,100	166,408
CURTISS-WRIGHT CORP COM STK	Common Stock	3,700	202,020
DADE BEHRING INC COM STK	Common Stock	6,700	273,963
DELPHI FINANCIAL GROUP INC CLASS 'A' COM STK	Common Stock	3,500	161,035
DENDRITE INTERNATIONAL INC COM STK	Common Stock	17,800	256,498
DIRECT GENERAL CORP COM	Common Stock	4,000	67,600
DOUBLE HULL TANKERS INC COM STK	Common Stock	17,000	223,890
EFJ INC COM	Common Stock	11,200	113,680
ELECTRONICS FOR IMAGING COM STK	Common Stock	2,900	77,169
EMCOR GROUP COM STK	Common Stock	1,200	81,036
EMPIRE DISTRICT ELECTRIC CO COM STK	Common Stock	12,500	254,125
ENCORE ACQUISITION CO COM STK	Common Stock	2,600	83,304
ENGELHARD CORP COM STK	Common Stock	4,100	123,615
ENNIS BUSINESS FORMS INC COM STK	Common Stock	10,800	196,236
ETHAN ALLEN INTERIORS INC COM STK	Common Stock	7,700	281,281
FERRO CORP COM STK	Common Stock	11,000	206,360
FIRST FINANCIAL BANCORP COM STK	Common Stock		-
FLAGSTAR BANCORP COM STK	Common Stock	9,300	133,920
FMC CORP COM STK	Common Stock	2,000	106,340
FOREST OIL CORP COM STK	Common Stock	3,000	136,710
FRED'S INC CLASS 'A' COM STK	Common Stock	11,100	180,597
FULLER (H.B.) CO COM STK	Common Stock	2,000	64,140
FULTON FINANCIAL CORP COM STK	Common Stock	4,900	86,240
G & K SERVICES INC CLASS'A' COM STK	Common Stock	8,400	329,700
GIBRALTAR INDS INC COM STK	Common Stock	5,700	130,758
GLOBAL INDUSTIRES COM STK	Common Stock	18,700	212,245
GRANITE CONSTRUCTION COM STK	Common Stock	6,400	229,824
GRIFFON CORP COM STK	Common Stock	9,400	223,814
HCC INSURANCE HLDG COM STK	Common Stock	15,400	457,072
HEARST ARGYLE TELEVISION INC SER 'A' COM	Common Stock	9,300	221,805
HEARTLAND EXPRESS INC COM STK	Common Stock	9,000	182,610
HELMERICH & PAYNE INC COM STK	Common Stock	6,400	396,224
HILB ROGAL & HOBBS COMPANY	Common Stock	5,400	207,954

(Continued)

AMERICAN CENTURY SMALL CAP VALUE FUND (Cont'd)

Common Stock

	Description	Number of Shares	Current Value
IHS INC COM STK	Common Stock	8,500	174,420
HORACE MANN EDUCATORS CORP COM STK	Common Stock	3,400	64,464
HORNBECK OFFSHORE INC COM STK	Common Stock	2,600	85,020
HOT TOPIC INC COM STK	Common Stock	12,500	178,125
HUGHES SUPPLY INC COM STK	Common Stock	5,600	200,760
IDACORP INC COM STK	Common Stock	11,500	336,950
IMATION CORP COM STK	Common Stock	3,900	179,673
J JILL GROUP INC COM STK	Common Stock	4,300	81,829
JOURNAL COMMUNICATIONS INC COM STK	Common Stock	18,400	256,680
KADANT INC COM STK	Common Stock	4,800	88,800
KAYDON CORP COM STK	Common Stock	11,800	379,252
KELLWOOD CO COM STK	Common Stock	2,600	62,088
KELLY SERVICES INC CLASS'A'	Common Stock	8,200	215,004
KENNAMETAL INC CAP STK	Common Stock	5,800	296,032
KENNETH COLE PRODUCTIONS INC CLASS 'A' COM	Common Stock	13,000	331,500
KEY ENERGY SERVICES INC COM STK	Common Stock	28,900	389,283
LA QUINTA PROPERTIES INC COM STK	Common Stock	5,700	63,498
LANCASTER COLONY CORP COM STK	Common Stock	6,700	248,235
LAZARD LTD COM STK CLASS 'A' COM	Common Stock	5,800	185,020
LEAR CORP COM STK	Common Stock	3,000	85,380
LIBBEY INC COM STK	Common Stock	4,600	47,012
LIBERTY CORP COM STK	Common Stock	1,300	60,853
LINENS & THINGS INC COM STK	Common Stock	9,700	258,020
LITTELFUSE INC COM STK	Common Stock	7,500	204,375
LONE STAR TECHNOLOGIES INC COM STK	Common Stock	5,000	258,300
MAF BANCORP INC COM STK	Common Stock	2,900	120,002
MATTSON TECHNOLOGY INC COM STK	Common Stock	13,600	136,816
MAXIMUS INC COM STK	Common Stock	5,900	216,471
MEDALLION FINANCIAL CORP COM STK	Common Stock	3,900	43,914
METHODE ELECTRONICS INC COM	Common Stock	10,100	100,697
MINERALS TECHNOLOGIES INC COM STK	Common Stock	4,904	274,085
MONEYGRAM INTERNATIONAL INC COM	Common Stock	9,900	258,192
MUELLER INDUSTRIES INC COM STK	Common Stock	3,300	90,486
NATIONAL ATLANTIC HLDGS CORP COM STK	Common Stock	12,800	140,160
NORDSON CORP COM STK	Common Stock	2,900	117,479
NORTHWEST NATURAL GAS CO COM STK	Common Stock	3,800	129,884

(Continued)

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005

	Description	Number of Shares	Current Value
AMERICAN CENTURY SMALL CAP VALUE FUND (Cont'd)			
Common Stock			
OLIN CORP COM STK	Common Stock	10,800	212,544
ORTHOFIX INTL N.V. COM STK	Common Stock	4,300	171,527
OUTBACK STEAKHOUSE INC COM STK	Common Stock	6,500	270,465
OWENS & MINOR INC COM STK	Common Stock	4,700	129,391
PLATINUM UNDERWRITERS HLDGS LTD	Common Stock	11,426	355,006
PACIFIC CAPITAL BANCORP COM	Common Stock	2,900	103,182
PAR PHARMACEUTICAL	Common Stock	2,500	78,350
PARAMETRIC TECHNOLOGY CORP COM STK	Common Stock	55,500	338,550
PAREXEL INTERNATIONAL CORP COM STK	Common Stock	15,800	320,108
PATRIOT CAPITAL FUNDING INC COM STK	Common Stock	10,800	131,760
PAXAR CORP COM STK	Common Stock	13,200	259,116
PEDIATRIX MEDICAL GROUP INC COM STK	Common Stock	1,000	88,570
PENTAIR INC COM STK	Common Stock	2,300	79,396
PERFORMANCE FOODS GROUP INC COM STK	Common Stock	4,000	113,480
PEROT SYSTEMS CLASS 'A' COM STK	Common Stock	28,800	407,232
PERRIGO CO COM STK	Common Stock	9,900	147,609
PETCO ANIMAL SUPPLIES INC COM STK	Common Stock	4,100	89,995
PIER 1 IMPORTS INC COM STK	Common Stock	15,900	138,807
PIPER JAFFRAY COMPANIES COM STK	Common Stock	5,500	222,200
PLAINS EXPLORATION & PRODUCTION COM STK	Common Stock	2,000	79,460
PMI GROUP INC COM STK	Common Stock	3,100	127,317
PROASSURANCE CORP COM STK	Common Stock	2,200	107,008
PROQUEST CO COM STK	Common Stock	2,400	66,984
PROTECTIVE LIFE CORP COM STK	Common Stock	2,800	122,556
PROVIDENT BANKSHARES CORP COM STK	Common Stock	3,200	108,064
QLOGIC CORP COPM STK	Common Stock	2,700	87,777
QUANEX CORP COM STK	Common Stock	1,600	79,952
RALCORP HOLDINGS INC COM STK	Common Stock	2,000	79,820
REDDY ICE HLDGS INC COM STK	Common Stock	3,600	78,516
REEBOK INTERNATIONAL COM STK	Common Stock	400	23,292
REGAL BELOIT CORP COM STK	Common Stock	3,400	120,360
RELIANCE STEEL & ALUMINIUM COM STK	Common Stock	1,300	79,456
REMINGTON OIL & GAS CORP COM STK	Common Stock	2,300	83,950
REYNOLDS & REYNOLDS CO CLASS 'A' COM STK	Common Stock	2,200	61,754
RUBY TUESDAY INC COM	Common Stock	3,500	90,615
RUDOPLH TECHNOLOGIES INC COM STK	Common Stock	10,625	136,850
RYDER SYSTEM INC COM STK	Common Stock	3,100	127,162

(Continued)

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005

	Description	Number of Shares	Current Value
AMERICAN CENTURY SMALL CAP VALUE FUND (Cont'd)			
Common Stock			
SCOTTISH RE GROUP COM STK	Common Stock	8,000	196,400
SENSIENT TECHNOLOGIES CORP COM STK	Common Stock	26,300	470,770
SKY FINANCIAL GROUP INC COM STK	Common Stock	7,900	219,778
SKYWEST INC COM STK	Common Stock	2,400	64,464
SKYWORKS SOLUTIONS INCOM	Common Stock	7,400	37,666
SMITH (A.O.) CORP COM STK	Common Stock	4,600	161,460
SNAP-ON INC COM STK	Common Stock	2,800	105,168
SONOCO PRODUCTS CO COM STK	Common Stock	8,900	261,660
SOUTH FINANCIAL GROUP INC COM STK	Common Stock	11,000	302,940
SOUTHWEST GAS CORP COM STK	Common Stock	3,300	87,120
ST MARY LAND & EXPLORATION COM STK	Common Stock	4,700	173,007
STANDARD PACIFIC CORP COM STK	Common Stock	2,400	88,320
STERIS CORP COM STK	Common Stock	4,800	120,096
STERLING BANCSHARES INC COM STK	Common Stock	7,400	114,256
SUPERIOR INDUSTRIES INTERNATIONAL COM STK	Common Stock	3,600	80,136
SUSQUEHANNA BANCHARE COM STK	Common Stock	12,500	296,000
SYBASE INC COM STK	Common Stock	38,763	847,359
SYNOPSYS INC COM STK	Common Stock	6,300	126,378
TALBOTS INC COM STK	Common Stock	9,700	269,854
TCF FINANCIAL COM STK	Common Stock	10,200	276,828
TEKELEC INC COM STK	Common Stock	6,100	84,790
TETRA TECH INC COM STK	Common Stock	7,900	123,793
TEXAS INDUSTRIES INC COM STK	Common Stock	2,600	129,584
TIBCO SOFTWARE INC COM STK	Common Stock	22,400	167,328
TIMKEN CO COM STK	Common Stock	4,100	131,282
TREX COMPANY COM STK	Common Stock	5,300	148,665
TRIAD GUARANTY INC COM STK	Common Stock	5,500	241,945
UAP HLDG CORP COM STK	Common Stock	5,500	112,310
ULTICOM INC COM STK	Common Stock	17,695	173,588
UNIT CORP COM STK	Common Stock	2,500	137,575
UNITED FIRE & CASUALTY CO COM STK	Common Stock	3,200	129,376
UNITED STATIONERS INC COM STK	Common Stock	2,600	126,100
UNIVERSAL HEALTH SCLASS B COM STK	Common Stock	4,700	219,678
VALASSIS COMMUNICATION INC COM STK	Common Stock	5,000	145,350
VARIAN SEMICONDUCT EQUIPASSOC INC COM STK	Common Stock	4,100	180,113
VISHAY INTL	Common Stock	12,000	165,120
W & T OFFSHORE INC COM STK	Common Stock	4,700	138,180

(Continued)

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005

	Description	Number of Shares	Current Value
AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)			
Common Stock			
WADDELL & REED FINANCIAL INC CLASS 'A' COM S	Common Stock	9,300	195,021
WASHINGTON FEDERAL INC COM STK	Common Stock	18,400	423,016
WATSON WYATT WORLDWIDE INC CLASS 'A' COM	Common Stock	4,800	133,920
WCI COMMUNITIES INC COM STK	Common Stock	5,000	134,250
WD-40 CO COM STK	Common Stock	3,100	81,406
WEBSTER FINANCIAL CORP COM STK	Common Stock	2,100	98,490
WERNER ENTERPRISES INC OM STK	Common Stock	13,700	269,890
WESTAR ENERGY INC COM STK	Common Stock	11,700	251,550
WGL HLDGS INC COM STK	Common Stock	12,600	378,756
W-H ENERGY SERVICES INC COM STK	Common Stock	3,700	122,396
WILMINGTON TRUST CORP COM STK	Common Stock	7,200	280,152
WOLVERINE WORLD WIDE INC COM STK	Common Stock	3,900	87,594
WORTHINGTON INDUSTRIES INC COM STK	Common Stock	9,300	178,653
ZALE CORP COM STK	Common Stock	11,200	281,680
Total Common Stock			**2,916,774**
Preferred Stock			
Convertible Preferred			
PHOENIX COS INC NEW CORPORATE UNIT	Preferred Stock	2,500	97,325
Total Convertible Preferred			**97,325**
REIT			
AMERICAN REALTY TRUST COM STK	REIT	13,300	159,600
BRE PROPERTIES INC CLASS 'A' COM STK	REIT	2,800	127,344
COMMERCIAL NET LEASE REALTY INC COM STK	REIT	10,800	219,996
GETTY REALTY CORP COM STK	REIT	13,800	362,802
HEALTHCARE REALTY TRUST INC COM STK	REIT	6,700	222,909
HIGHLAND HOSPITALITY CORP COM STK	REIT	14,800	163,540
LEXINGTON CORP PPTY TR COM STK	REIT	5,900	125,670
LIBERTY PROPERTY TRUST COM STK	REIT	5,000	214,250
MACK CALI REALTY CORP COM STK	REIT	2,900	125,280
REALTY INCOME CORP COM STK	REIT	8,100	175,122
Total REIT			**1,896,513**

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005

	Description	Number of Shares	Current Value
AMERICAN CENTURY SMALL CAP VALUE FUND (Con't)			
Cash Equivalents			
STIF			
(VAN 17) JPMORGAN US GOVT	STIF	1,913,130	1,913,130
Total Cash Equivalents			**1,913,130**
Investment Companies			
Mutual Funds			
ISHARES TRUST RUSSELL 2000 INDEX FUND	Mutual Funds	9,500	633,555
ISHARES TRUST RUSSELL 2000 VALUE INDEX FUND	Mutual Funds	8,000	527,440
ISHARES TRUST S&P SMALLCAP 600 INDEX FUND	Mutual Funds	9,100	525,707
ISHARES TRUST S&P 600 VALUE INDEX FUND	Mutual Funds	6,900	440,772
Total Mutual Funds			2,127,474
Total Investment Companies			2,127,474
TOTAL AMERICAN CENTURY SMALL CAP VALUE FUND			**42,195,056**
Total Investment Funds			1,597,296,801
*Participant loans receivable - with original loan amounts ranging from $1,000 to $50,000 with interest rates ranging from 4.75% to 10.5% collateralized by the participant's vested interest in the account balance. The loan maturity dates ranging from 2006 to 2032.		51,631,628	51,631,628
TOTAL INVESTMENTS			**$ 1,648,928,429**

(Concluded)

*Permitted party-in-interest
Cost information is not required for participant directed investments and is therefore not included

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AUTOMATIC DATA PROCESSING, INC.
RETIREMENT AND SAVINGS PLAN
(Name of Plan)

Date: June 27, 2006

James B. Benson
Trustee of the Plan
Corporate Vice President, General Counsel and Secretary
Automatic Data Processing, Inc.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-110395, 333-75468, and 333-90540 on Forms S-8 of our report dated June 27, 2006, appearing in this Annual Report on Form 11-K of Automatic Data Processing, Inc. Retirement & Savings Plan for the year ended December 31, 2005.

Deloitte & Touche LLP

June 27, 2006